Kontakt

www.linkedin.com/in/karinstephan (LinkedIn)
earkick.com/about (Company)

Top-Kenntnisse

New Business Development
Digital Innovation
Mental Health Advocacy

Languages

Mandarin (Elementary)
German (Native or Bilingual)
English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Professional Working)
Swiss German (Native or Bilingual)
Greek, Ancient (to 1453)
Latin

Karin Andrea Stephan

Making Mental Health Measurable In Real Time.
Zürich, Zürich, Schweiz

Zusammenfassung

I love connecting.
Born into a multi-national family, I started collecting languages to better mediate between people with differing opinions. Studied the universal language of music to connect hearts and minds beyond borders. Co-founded and led a company that teaches, produces, and sells music in a novel way.

Went on to study management psychology to deepen my understanding of how humans tick and how communities are built successfully. Because I'm convinced that at the core of all suffering, we find a disconnect.
Put that knowledge to work at Impact Hub Singapore and Impact Hub Zürich, leading people, growing the business, and connecting the dots between entrepreneurs, innovation, and the ecosystem.

Co-led a mandate from the Swiss government that connects academia to the startup world. Realized how technology offered unprecedented opportunities to tackle global challenges and finished a master's in digital management & transformation. My thesis “Therapist in the Ear” explores opportunities at the intersection of deep tech and mental health and has become the basis for my newly co-founded venture Earkick.

Today, I'm on a mission to make mental health measurable and improvable for everyone. If you want to join the movement contributing cutting-edge science, ML, expert content, connections, talent, and smart investment - Let me know, because

I keep connecting. People, lives, and opportunities.

Berufserfahrung

Earkick

Co-Founder & COO
Juni 2021 - Present (2 Jahre 5 Monate)
Zurich, Switzerland & San Francisco Bay Area

Earkick is a deep-tech startup building the world’s first data-driven health tracker via multimodal sentiment analysis of physiological biomarkers. Earkick’s app provides automated measurements and actionable suggestions based on real data. The company was co-founded in 2021 by serial entrepreneurs – Dr. Herbert Bay and Karin Andrea Stephan and has offices in San Francisco, US & Zurich, Switzerland

STARTUP CAMPUS Switzerland
Co-Lead Innosuisse Start-up Training/ Lead Trainer & Coach
Dezember 2019 - Juni 2021 (1 Jahr 7 Monate)

Co-Leading Modul 1 & 2 Business Concepts with ZHAW (commissioned by Innosuisse)

Impact Hub Zürich
3 Jahre

Managing Director
April 2019 - Juni 2021 (2 Jahre 3 Monate)
Zürich und Umgebung, Schweiz

Leading the Community & Ecosystem Building Team at Impact Hub Zurich. In charge of Community Management, IHZ Events & Programmes, Communication, Sales & Marketing, Ecosystem Building, Innosuisse Mandate and Stakeholder Management with Ecosystem Partners.

Community & Ecosystem Builder
Juli 2018 - April 2019 (10 Monate)
Zürich und Umgebung, Schweiz

Found8
Community Manager
Januar 2018 - Juni 2018 (6 Monate)
Singapore

Found8 Singapore
Community Builder
Juli 2017 - Juni 2018 (1 Jahr)
Singapore

Windsor.ai - Attribution Modeling

Advisor at Windsor.ai - Attribution Modeling
2017 - Juni 2018 (1 Jahr)
Singapur

Impact Hub Singapore
Host and Community Researcher
März 2017 - Juli 2017 (5 Monate)
Singapore

Growing the community and writing a thesis on the value of the coworking community @ImpactHubSG

See More
Freelance Trendscout, Market Research
Mai 2016 - Februar 2017 (10 Monate)
Hamburg, Germany

Trendscout & Market Research for Singapore

Futureworks AG
Freelance Content Creator
2015 - 2017 (2 Jahre)
Zurich, Switzerland

Freskoisten
Freelance Content Creator & Copywriter
Januar 2010 - Juli 2016 (6 Jahre 7 Monate)
Heilbronn, Baden-Württemberg, Germany

The Music Factory
Co-Founder and Owner
August 1995 - Mai 2015 (19 Jahre 10 Monate)
Germany

Music Factory School - Music Factory Studio - Music Factory Sales

Ausbildung

SRH University Riedlingen (Germany)
Master of Science (M.Sc.), Digital Management & Transformation · (2018 - 2020)

SRH University Riedlingen (Germany)
Bachelor of Science (B.Sc.), Management Psychology · (2014 - 2017)

Grove School of Music Los Angeles

Diploma, Keyboards, Arranging & Composing · (1990 - 1992)